Exhibit 1.1

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This document, for which the directors of TOM Online Inc. (stock code: 8282) collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to TOM Online Inc. The directors of TOM Online Inc., having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this document is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this document misleading; and (iii) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

As at the date of this document, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Peter Schloss	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Ms. Elaine Feng	Ms. Tommei Tong	Dr. Lo Ka Shui
Mr. Fan Tai
Mr. Wu Yun	Alternate Director:
Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

FORWARD-LOOKING STATEMENTS

This document contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3—Key Information - Risk Factors” section of the Company’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission.

DEFINITIONS

“ADSs”	means	American depositary shares issued by Citibank N.A. each representing ownership of 80 ordinary shares of the Company, which are quoted on NASDAQ

“Associates”	means	the same definition as described under the GEM Listing Rules

“Beijing Lei Ting”	means	Beijing Lei Ting Wan Jun Network Technology Limited

“Cisco”	means	Cisco Systems, Inc.

“Citigroup”	means	Citigroup Global Markets Asia Limited

“CKH”	means	Cheung Kong (Holdings) Limited

“Company”, “our Company”, “we”, and “TOM Online”	means	TOM Online Inc.

“Cranwood”	means	Cranwood Company Limited

“Director(s)”	means	the director(s) of the Company

“GEM”	means	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means	the Rules Governing the Listing of Securities on the GEM

“Group”	means	the Company and its subsidiaries

“HK$”	means	Hong Kong dollars, the lawful currency of Hong Kong

“HK GAAP”	means	the generally accepted accounting principles in Hong Kong

“HWL”	means	Hutchison Whampoa Limited

“Indiagames”	means	Indiagames Limited

“LTWJi”	means	Beijing Lei Ting Wu Ji Network Technology Company Limited

“Macromedia”	means	Macromedia, Inc.

“Morgan Stanley”	means	Morgan Stanley Dean Witter Asia Limited

“NASDAQ”	means	the NASDAQ National Market in the United States

“PRC” or “China”	means	the People’s Republic of China

“Pre-IPO Share Option Plan”	means	the Pre-IPO Share Option Plan adopted by the Company on February 12, 2004

“Puccini”	means	Puccini International Limited

“Puccini Group”	means	Puccini International Limited and its subsidiaries

“RMB”	means	Renminbi, the lawful currency of the PRC

“SFO”	means	the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong

“Share Option Scheme”	means	the share option scheme adopted by the Company on February 12, 2004

“SMS”	means	short messaging services, a technology that allows users to receive and sometimes transmit short text messages using their mobile phones

“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited

“TOM Group”	means	TOM Group Limited

“Treasure Base”	means	Treasure Base Investments Limited

“Treasure Base Group”	means	Treasure Base and its subsidiaries

“US$”	means	United States dollars, the lawful currency of the United States of America

“US GAAP”	means	the generally accepted accounting principles in the United States of America

CHAIRMAN’S STATEMENT

I am pleased to announce the results of TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries (collectively referred to as the “Group”) for the first quarter ended March 31, 2005.

Financial Highlights

During the quarter, the Company increased its profitability and continued growth in revenues. For the first quarter of 2005:

•	Total revenues were US$35.3 million (“mn”), up 36% from the same period last year and up 2% from the last quarter.

•	Net income was US$9.2 mn, up 10% from the same period last year and up 12% from the last quarter.

•	Wireless internet revenue was US$33.4 mn, up 40% from the same period last year and up 5% from the last quarter.

•	Revenue from our Voice services (including IVR and RBT) was US$11.0 mn, up 93% from the same period last year and up 22% from the last quarter.

•	Gross balance of cash and marketable securities totalled US$188.1 mn at the end of the quarter.

Financial Review

The Group’s unaudited consolidated revenues for the three months ended March 31, 2005 were US$35.3 mn, an increase of 36% over the same period in 2004 and an increase of 2% quarter on quarter. These results include revenues from our acquisition of Indiagames, from the end of February, which contributed about one percent of the Group’s total revenues for the period. Indiagames’ revenues are included in our wireless internet services revenue.

Excluding Indiagames, wireless internet services revenues were US$33.0 mn, up 38% year-on-year (YoY) and 3% quarter-on-quarter (QoQ). As discussed in our previous set of results, we expected a decline in MMS (“Multimedia Messaging Service”) revenues, due to mobile operators migrating MMS services to the new MISC (“Mobile Information Service Centre”) platform. This decline was offset by continued sequential growth in our other wireless Internet service offerings, including WAP (“Wireless Application Protocol”), IVR (“Interactive Voice Response”) and RBT (“Ringback Tones”).

Online advertising revenues were US$1.6 mn, representing a 30% increase from the same period in 2004 but a 22% decrease QoQ. This decline in online advertising revenues is attributable to the traditionally slow period of the first three months of the year during which online advertising spending is tempered across the industry.

Gross profit was US$13.9 mn representing a 3% increase from the same period last year, but a 9% decline QoQ. Gross margin was 39% during the quarter, compared to 52% in the same period last year and 44% last quarter. This decline was driven primarily by relatively higher network transmission costs as we sent out a higher volume of messages and realised a lower than expected revenue confirmation rates in our SMS and MMS product lines. To a lesser extent, gross margins were also impacted by higher content and marketing costs, as we build closer relationships with both our media partners and end users.

Total operating expenses were US$5.8 mn, up 14% from the same period last year, but down 29% QoQ. Lower expense levels were mainly due to (a) a reduction in amortization expenses of intangibles related to prior acquisitions and (b) lower branding event expenses from the last quarter where the Company held one-time events, including an event to celebrate China’s Olympic athletes.

As such, operating income was US$8.1 mn, up 13% QoQ, but still 4% lower than the same period last year, as the wireless Internet industry stabilizes from past mobile operator regulatory activities.

Interest income for the quarter was US$1.1 mn compared to similar levels from the previous quarter.

Net profit after tax (“NPAT”) was US$9.2 mn, an increase of 10% from the same period last year and up 12% QoQ. Net margin rebounded to 26% in the first quarter, from 24% in the previous quarter due to lower amortization and marketing expenses. Net margins in the same period last year were 32%.

US GAAP basic earnings per American Depository Share were US$18.8 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.24 cents for the quarter. Shares used in computing US GAAP basic earnings per American Depository Share were 48,702,500 shares and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 3,896,200,000.

US GAAP diluted earnings per American Depository Share were US$17.4 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.22 cents for the quarter. Shares used in computing US GAAP diluted earnings per American Depository Share were 52,504,444 shares and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,200,355,503. Diluted share calculation includes the issuance of 304,155,503 new Hong Kong ordinary shares in the Company as of April 25, 2005, to settle the new share portion related to our acquisition of Puccini.

Our gross balance of cash and marketable securities was US$188.1 mn at the end of the first quarter compared to US$195.8 mn at the end of the fourth quarter of 2004 and US$205.4 mn for the first quarter in 2004.

Business Review

Wireless Internet Services

During the quarter, we experienced moderate overall revenue growth as our MMS services were temporarily disrupted by the MISC platform migration, but these were offset by our diversity in various other wireless Internet service offerings. More importantly however, we believe we continued to strengthen our position as one of the leading wireless Internet service providers in China. During the quarter, we broadened our reach to the Chinese mass market via traditional TV and radio broadcasters relationships as well as building closer ties to media partners who are seeking to leverage our service offerings to better monetize their assets and engage in increased interactivity with our/their users via mobile devices. Although our margin levels declined slightly this quarter, we believe our focus on developing relationships with various distribution channels and media partners, as well our diverse offerings of mobile Internet services, provide us with scale advantages which we will seek to leverage to be the Chinese wireless Internet industry’s preferred partner of choice.

Our acquisition of Treasure Base is but one example of this strategy and during the quarter we continued to leverage this in-house expertise to further differentiate our product offerings and bring together wireless interactivity with additional traditional broadcast media partners. Treasure Base is a leading wireless entertainment and sports service provider, which holds exclusive rights with major TV channels in China for the provision of wireless entertainment content utilizing TV media, including CCTV-5. Other key strategic relationships forged during the first quarter include alliances with Reuters, China National Radio, and Samsung.

Total wireless Internet service revenues (including Indiagames) were US$33.4 mn for the first quarter of 2005, an increase of 40% over the same period last year and 5% from the previous quarter. Wireless internet revenues accounted for 95% of our total revenues in the first quarter.

After our acquisition of Indiagames in 1Q05, we breakdown our wireless Internet business into 4 key categories and 6 sub-categories, namely: (1) SMS or 2G (2nd Generation services) (2) 2.5G services consisting of MMS and WAP (3) Voice services consisting of IVR and RBT and (4) Other, currently consisting of Indiagames revenues.

SMS services

SMS revenues in 1Q05 were US$12.6 mn, representing an increase of 13% from the previous quarter, but still 14% lower than the revenue levels we achieved in the same period last year, before regulatory and MISC platform migration events begun. We believe a more stable operating environment post the migration of the SMS MISC system in conjunction with our ability to promote SMS services and leverage additional distribution partners in TV and radio, helped drive this rebound.

2.5G services

MMS revenues in 1Q05 were US$1.9 mn, representing a decline of 66% from the prior quarter, but still nearly 200% higher than the same period last year. This decline was due to migration to the new MMS MISC platform, which primarily impacted our business during the first two months of the quarter. In March, we began to see a stabilization in our MMS business as the bulk of billing platform migration had occurred. This said, we continue to believe that MMS is a transitory product category and do not expect much significant growth once the MMS MISC platform becomes more stable.

WAP revenues in 1Q05 were US$7.5 mn, representing an increase of 22% QoQ and 171% YoY. Growth in WAP services can be attributed to WAP being a major focus of mobile operators this year to drive growth of their own wireless data business in preparation for 3G. In addition, we have developed branded WAP content channels with media partners, such as Reuters, which we began to market during the quarter.

Voice services

IVR revenues in 1Q05 were US$8.3 mn, representing an increase of 23% QoQ and 46% YoY. Growth in IVR services can also be attributed to mobile operator promotion and broader distribution through our media alliances, as IVR currently only has low penetration rates across the mobile user base, although all handsets support IVR services. In addition, growth was driven through our own cross-marketing activities to our existing SMS user base and through product development of IVR based music services.

RBT revenues in 1Q05 were US$2.7 mn, representing an increase of 21% QoQ. We did not have RBT revenues in the same period last year. Similar to WAP and IVR, RBT is a new service offering with relatively low penetration rates across the mobile industry, which the mobile operators are interested in actively developing. During the quarter, we helped premier 15 Mandarin pop music albums where RBT/IVR releases were either at the same time as traditional distribution of these music albums or exclusively over mobile media. We believe this is an example of our focus on delivering innovative music products/services to Chinese consumers.

Indiagames

Effective February 24, 2005, the Company acquired 76.29% of the issued and paid-up capital of Indiagames for a cash consideration totalling US$13,731,739. Then on April 29, 2005, the Company announced that Cisco and Macromedia would invest a total of US$4.0 mn for a combined 18.18% of Indiagames in new shares. As result of this investment, we will not invest an additional US$4.0 mn in new shares. Following Cisco and Macromedia’s investments, TOM Online’s share in Indiagames will be diluted to 62.42% from 76.29%. Indiagames’ original shareholders and management, including its founder Vishal Gondal, will hold a 19.4% stake in the company.

For the roughly one-month period in which we consolidated Indiagames into our Group financials, Indiagames generated US$445,000 in revenues, driven primarily by mobile game revenues in India, Western Europe, North America and other Asian markets.

We envision synergy coming from better visibility to future technology developments related to Internet and wireless applications, the investors’ existing client network and relationships globally, and their marketing expertise and resources. Indiagames will also publish and support all its content on the Macromedia Flash Liteª platform which is already experiencing good market penetration in Japan and is expanding worldwide.

Portal and Online Advertising

Online advertising revenues were US$1.6 mn in 1Q05, representing a decline of 22% QoQ, but still 30% higher than online advertising revenues in the same period last year. This decline in online advertising revenues is attributable to the traditionally slow period of the first three months of the year during which online advertising spending is tempered across the industry.

Whilst the magnitude of this seasonal decline was greater than we had anticipated, we continue to be committed to developing our portal as an integral part of our overall strategy to be the leading wireless Internet company in China. During the quarter, we continued to work with Skype to develop a customized version of Skype catering to the Chinese mainland market under the TOM-Skype brand. In addition, we are seeking to develop TOM-Skype value added services for the China market over the coming quarters in close cooperation with Skype and Chinese telecom operators.

Moreover, we launched a new casual games portal to provide a platform for the various game developers in the market to reach our large online user base. Lastly, we continued to experience solid growth in our user base during the quarter and continue to enhance core Internet services, such as our free email service, where we recently upgraded individual account storage capacity to 1.5 Gbytes as well as enhancing spam/security features.

Business Outlook

With a stabilized environment for the Company’s wireless internet business and continued enhancement of its online services, I believe the Company’s prospects for the remainder of the year continue to be strong and I expect continued growth in both revenues and net income.

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

Frank Sixt
Chairman

Hong Kong, May 10, 2005

UNAUDITED CONSOLIDATED BALANCE SHEETS

	Audited December 31, 2004	Unaudited March 31, 2005
	(in thousand of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents	79,320	74,050
Restricted cash	—	300
Accounts receivable, net	26,369	30,111
Prepayments	4,116	4,550
Deposits and other receivables	2,343	2,841
Due from related parties	159	159
Inventories	113	81

Total current assets	112,420	112,092
Available-for-sale securities	116,471	114,048
Investment under cost method	1,494	1,494
Long-term deposits	240	240
Property and equipment, net	11,927	13,066
Deferred tax assets	348	350
Goodwill, net	158,494	170,189
Intangibles, net	1,707	2,133

Total assets	403,101	413,612

Liabilities and shareholders’ equity
Accounts payable	2,778	3,849
Other payables and accruals	10,834	12,047
Income tax payable	543	971
Deferred revenues	122	97
Consideration payables	133,613	133,613
Due to related parties	20,331	20,818

Total current liabilities	168,221	171,395

Total liabilities	168,221	171,395
Minority interests	456	946

	168,677	172,341

Shareholders’ equity:
Share capital	4,995	4,995
Paid-in capital	260,867	260,867
Statutory reserves	9,452	9,452
Accumulated other comprehensive losses	(670)	(2,984)
Accumulated deficit	(40,220)	(31,059)

Total shareholders’ equity	234,424	241,271

Total liabilities, minority interests and shareholders’ equity	403,101	413,612

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

		Three months ended March 31,
		2004	2005
	Note	(in thousand of U.S. dollars, except number of shares)
Revenues:
Wireless internet services		23,836	33,440
Advertising		1,222	1,585
Commercial enterprise solutions		830	256
Internet access		68	—

Total revenues		25,956	35,281

Cost of revenues:
Cost of services		(11,796)	(21,387)
Cost of goods sold		(667)	—

Total cost of revenues		(12,463)	(21,387)

Gross profit		13,493	13,894

Operating expenses:
Selling and marketing expenses		(1,510)	(1,177)
General and administrative expenses		(2,123)	(4,054)
Product development expenses		(206)	(258)
Amortization of intangibles		(1,260)	(346)

Total operating expenses		(5,099)	(5,835)

Income from operations		8,394	8,059
Other income:
Net interest income		15	1,119

Income before tax		8,409	9,178
Income tax expenses	2	(3)	(20)

Income after tax		8,406	9,158
Minority interests		(43)	3

Net income attributable to shareholders		8,363	9,161

Earnings per ordinary share - basic (cents):		0.28	0.24

Earnings per ordinary share - diluted (cents):		N/A	0.22

Earnings per ADS - basic (cents):		22.1	18.8

Earnings per ADS - diluted (cents):		N/A	17.4

Weighted average number of shares used in computing EPS:
Ordinary shares, basic		3,030,769,231	3,896,200,000
Ordinary shares, diluted		N/A	4,200,355,503

ADS, basic		37,884,615	48,702,500
ADS, diluted		N/A	52,504,444

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2004	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410
Issuance of shares pursuant to Initial Public Offering	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(26,018)	—	—	—	(26,018)
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—
Net income	—	—	—	—	—	8,363	8,363

Balance as of March 31, 2004	3,800,000,000	4,872	242,061	9,452	(55)	(65,765)	190,565

Balance as of January 1, 2005	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424

Unrealized loss on available-for-sale securities	—	—	—	—	(2,314)	—	(2,314)
Net income	—	—	—	—	—	9,161	9,161

Balance as of March 31, 2005	3,896,200,000	4,995	260,867	9,452	(2,984)	(31,059)	241,271

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
	2004	2005
	(in thousand of U.S. dollars)
Cash flow from operating activities
Net income	8,363	9,161
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	1,260	346
Amortization of premium of debt securities	—	109
Allowance for doubtful accounts	(5)	241
Depreciation	913	1,578
Loss on disposal of property & equipment	—	81
Minority interests	43	(3)

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(2,505)	(2,112)
Prepayments	(960)	190
Deposits and other receivables	50	(267)
Due from related parties	14	—
Inventories	(138)	31
Long-term prepayments and deposits	45	—
Accounts payable	(106)	592
Other payables and accruals	(497)	1,274
Income tax payable	2	4
Deferred revenues	(23)	(25)
Due to related parties	(22)	487

Net cash provided by operating activities	6,434	11,687

Cash flow from investing activities
Payments for purchase of property & equipment	(1,012)	(2,447)
Payments for acquisitions	—	(13,707)

Net cash used in investing activities	(1,012)	(16,154)

Cash flow from financing activities
Issue of ordinary shares, net of expenses	177,295	—
Payment for outstanding listing expenses	—	(803)

Net cash provided by/(used in) financing activities	177,295	(803)

Net increase in cash and cash equivalents	182,717	(5,270)
Cash and cash equivalents, beginning of period	22,636	79,320

Cash and cash equivalents, end of period	205,353	74,050

Supplemental disclosures of cash flow information
Cash (paid)/ received during the period:
Cash paid for income taxes	—	(17)
Interest received from bank deposit and available-for-sale securities	108	800
Non-cash activities:
Property and equipment transferred from TOM Group	7	—
Outstanding payments for listing expenses	9,503	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation and accounting policies

The accompanying unaudited consolidated financial statements have been prepared in accordance with US GAAP. A reconciliation summary of the principal differences between US GAAP and HK GAAP is presented under note 6.

The accounting policies and methods of computation are consistent with those used in the Company’s Annual Report of 2004.

2.	Taxation

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years.

Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the three months ended March 31, 2005 (2004: Nil).

3.	Dividends

There were no dividends declared, made or paid by the Group for the three months ended March 31, 2005 (2004: Nil).

4.	Acquisition of a majority stake in Indiagames Limited (“Indiagames”)

Effective February 24, 2005, the Company, through its wholly-owned subsidiary TOM Online Games Limited, acquired 76.29% of the issued and paid-up capital of Indiagames for a cash consideration totaling US$13,731,739.

The acquisition has been accounted for using the purchase method of accounting. US$11,695,000, which represented the excess of the acquisition cost (comprising cash consideration and the professional costs) over the fair value of identifiable assets acquired and liabilities assumed, was recorded as goodwill, and the Company’s share of the results of the operations of Indiagames has been included in the Group’s consolidated financial statements from the acquisition date of February 24, 2005.

In April 2005, the Company announced that Cisco Systems Inc. and Macromedia Inc. would acquire strategic share interests in Indiagames. Cisco and Macromedia would pay a total of US$4 mn for a combined stake of 18.18% in Indiagames through subscription of new shares, while the Company would not subscribe for new shares worth US$4 mn as stated in its announcement on December 17, 2004. The Company has no further commitment associated with subscription of any new shares in Indiagames.

Following Cisco and Macromedia’s investments, the Company’s share in Indiagames will be diluted to 62.42% from 76.29%. Indiagames’ original shareholders and management will continue to hold a total of 19.40% stake in the company.

5.	Other subsequent events

In April 2005, the Company has obtained a bank loan facility up to an amount of US$57 mn, which is secured by available-for-sale securities with total face value of US$60 mn, and bears interest at the rate of 0.23% per annum over London Interbank Offer Rate. As of April 29, 2005, US$35 mn has been drawn down to finance acquisitions.

In April and May 2005, the Company has paid off the remaining considerations for acquisition of Puccini Group and Treasure Base Group (excluding the undetermined 2005 earn-out consideration of Treasure Base Group). The total amount is US$128,551,000, of which US$66,047,000 was paid in cash and US$47,547,000 was paid by the issue and allotment of 304,155,503 ordinary shares for the acquisition of Puccini Group, and US$14,957,000 was paid in cash for purchase of Treasure Base Group. For detailed descriptions of these acquisitions, please refer to the Company’s 2004 Consolidated Financial Statements note 6 “Business combinations”.

6.	Summary of principal differences between US GAAP and HK GAAP

	Three months ended March 31,
	(in thousands of U.S. dollars)
	2004	2005
Net income attributable to shareholders under US GAAP	8,363	9,161

Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	1,260	—

Stock compensation cost recognized under HK GAAP*	(944)	(1,479)

Net income attributable to shareholders under HK GAAP	8,679	7,682

Earnings per ordinary share - basic (cents) under US GAAP	0.28	0.24

Earnings per ordinary share - basic (cents) under HK GAAP	0.29	0.20

*	Since January 1, 2005, the Group has adopted the newly pronounced Hong Kong Financial Reporting Standards No. 2 “Share-based Payment” (“HKFRS 2”), which requires an entity to recognize share-based payment transactions in its financial statements, including transactions with its employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at the date of grant and amortized over the vesting period. This new standard has been retrospectively applied and the comparative figures have been restated accordingly.

	Three months ended March 31,
	(in thousands of U.S. dollars)
	2004	2005
Total assets under US GAAP	237,437	413,612
Reconciliation adjustments, net of tax:
Adjustment of intangibles, net	(3,151)	—

Recognition of negative goodwill arising from the acquisition of the Puccini Group	(1,540)	—

Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	5,040

Total assets under HK GAAP	232,746	418,652

	Three months ended March 31,
	(in thousands of U.S. dollars)
	2004	2005
Net assets under US GAAP	190,565	241,271
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles	1,889	—
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	5,040

Net assets under HK GAAP	192,454	246,311

MANAGEMENT GUIDANCE FOR THE SECOND QUARTER OF 2005

The Company’s management estimates that its total revenues for the second quarter of 2005 will grow 5-10% quarter-on-quarter. This implies a total revenue range of between US$37.0 mn and US$38.8 mn.

DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at March 31, 2005, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct regarding Securities Transactions by Directors adopted by the Company (“Code of Conduct”), to be notified to the Company and the Stock Exchange, were as follows:

A. The Company

(a)	Long positions in the shares of the Company

	Capacity	Number of shares of the Company					Approximate percentage of shareholding
Name of Directors		Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Sing Wang (Note)	Interest of a controlled corporation	—	—	83,142	—	83,142	0.002%

Wang Lei Lei	Beneficial Owner	5,000,000	—	—	—	5,000,000	0.128%

Lo Ka Shui	Founder of discretionary trust	—	—	—	3,000,000	3,000,000	0.077%

Note:	By virtue of the SFO, Mr. Sing Wang is deemed to be interested in 83,142 shares of the Company held by Amerinvest Technology Associates I Limited, which is wholly-owned by him.

(b)	Rights to acquire shares of the Company

Pursuant to the Pre-IPO Share Option Plan, certain Directors were granted share options to subscribe for the shares of the Company, details of which as at March 31, 2005 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at March 31, 2005	Option period	Subscription price per share of the Company
				HK$
Wang Lei Lei	16/2/2004	165,000,000	16/2/2004-15/2/2014	1.50
Xu Zhiming (Note)	16/2/2004	7,500,000	16/2/2004-15/2/2014	1.50
Peter Schloss	16/2/2004	10,000,000	16/2/2004-15/2/2014	1.50
Elaine Feng	16/2/2004	10,000,000	16/2/2004-15/2/2014	1.50
Fan Tai	16/2/2004	10,000,000	16/2/2004-15/2/2014	1.50
Wu Yun	16/2/2004	7,500,000	16/2/2004-15/2/2014	1.50

Note:	Mr. Xu Zhiming resigned as Director of the Company will effect from May 1, 2005.

Save as disclosed above, during the three months ended March 31, 2005, none of the Directors or their Associates was granted options to subscribe for shares of the Company, nor had exercised such rights.

B.	Associated corporations (within the meaning of the SFO)

(a)	Long positions in the shares of TOM Group

		Number of shares of TOM Group
Name of Directors	Capacity	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate percentage of shareholding
Sing Wang	Beneficial owner	10,000,000	—	—	—	10,000,000	0.26%

	Interest of a controlled corporation (Note 1)	—	—	5,898,000 (Note 2)	—	5,898,000	0.15%

Wang Lei Lei	Beneficial owner	300,000	—	—	—	300,000	0.01%

Notes:

1.	By virtue of the SFO, Mr. Sing Wang is deemed to be interested in 5,898,000 shares of TOM Group held by Amerinvest Technology Associates I Limited, which is wholly-owned by him.
2.	All the 5,898,000 shares of TOM Group have been pledged as a security against his personal loan.

(b)	Rights to acquire shares of TOM Group

Pursuant to the pre-IPO share option plan and/or the share option scheme of TOM Group, certain Directors were granted share options to subscribe for the shares of TOM Group, details of which as at March 31, 2005 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at March 31, 2005	Option period	Subscription price per share of TOM Group
				HK$
Sing Wang	30/6/2000	3,000,000	30/6/2000-29/6/2010	5.27
	8/8/2000	2,138,000	8/8/2000-7/8/2010	5.30
	7/2/2002	20,000,000	7/2/2002-6/2/2012	3.76
	9/10/2003	38,000,000	9/10/2003-8/10/2013	2.505
Wang Lei Lei	11/2/2000	9,080,000	11/2/2000-10/2/2010	1.78
	9/10/2003	6,850,000	9/10/2003-8/10/2013	2.505
Wu Yun	9/10/2003	200,000	9/10/2003-8/10/2013	2.505
Tommei Tong	9/10/2003	15,000,000	9/10/2003-8/10/2013	2.505

(c)	Short positions in associated corporations

Mr. Wang Lei Lei has, as of June 12, 2001 (as supplemented on September 26, 2003), granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB4,000,000) equity interest in Beijing Lei Ting whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from September 26, 2003 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Wang Lei Lei’s equity interest in Beijing Lei Ting at an exercise price of RMB4,000,000.

Mr. Wang Lei Lei has also, as of November 19, 2003, granted an option to a wholly-owned subsidiary of the Company in respect of his 80% (RMB8,000,000) equity interest in LTWJi whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from November 19, 2003 (which may be extended for another 10 years at the option of such subsidiary of the Company) to acquire all of Mr. Wang Lei Lei’s equity interest in LTWJi at an exercise price of RMB8,000,000.

Mr. Fan Tai has also, as of December 13, 2004, granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB2,000,000) equity interest in LTWJi whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from December 13, 2004 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Fan Tai’s equity interest in LTWJi at an exercise price of RMB2,000,000.

Save as disclosed above, none of the Directors or their Associates had, as at March 31, 2005, any interests or short positions in any shares, underlying shares or debentures of, the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct, to be notified to the Company and the Stock Exchange.

OUTSTANDING SHARE OPTIONS

As at March 31, 2005, options to subscribe for an aggregate of 261,517,563 shares of the Company which were granted to certain continuous contract employees of the Group (including the Directors as disclosed above) pursuant to the Pre-IPO Share Option Plan were outstanding, details of which were as follows:

Date of grant	No. of share options	No. of employees	Subscription price per share of the Company	Option period* (commencing from date of grant and terminating ten years thereafter)
			HK$
16/2/2004	261,517,563	453	1.50	16/2/2004-15/2/2014

*	Those options that have been vested may be exercised within the option period, unless they have been cancelled. Generally, the options are vested in different tranches subject to conditions set out in the offer letters.

No option has been granted pursuant to the Share Option Scheme since its adoption.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

As at March 31, 2005, the persons or corporations (not being a Director or chief executive of the Company) who have interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO or have otherwise notified to the Company were as follows:

Name	Capacity	No. of shares of the Company held		Approximate percentage of shareholding

Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	2,814,290,244 (L)	(Note 2)	72.23%

Li Ka-Shing Unity Trustee Corporation Limited (as trustee of The Li Ka-Shing Unity Discretionary Trust)	Trustee & beneficiary of a trust	2,814,290,244 (L)	(Note 2)	72.23%

Li Ka-Shing Unity Trustcorp Limited (as trustee of another discretionary trust)	Trustee & beneficiary of a trust	2,814,290,244 (L)	(Note 2)	72.23%

Li Ka-Shing Unity Trustee Company Limited (as trustee of The Li Ka-Shing Unity Trust)	Trustee	2,814,290,244 (L)	(Note 2)	72.23%

Cheung Kong (Holdings) Limited	Interest of controlled corporations	2,814,290,244 (L)	(Notes 1 and 2)	72.23%

TOM Group Limited	Beneficial owner	2,800,000,000 (L)		71.86%

(L)	denotes long position

Notes:

(1)	Easterhouse Limited is a wholly-owned subsidiary of Hutchison International Limited, which in turn is a wholly-owned subsidiary of Hutchison Whampoa Limited. Certain subsidiaries of Cheung Kong (Holdings) Limited in turn together hold one-third or more of the issued capital of Hutchison Whampoa Limited.

Romefield Limited is a wholly-owned subsidiary of Sunnylink Enterprises Limited, which in turn is a wholly-owned subsidiary of Cheung Kong Holdings (China) Limited. Cheung Kong Holdings (China) Limited is a wholly-owned subsidiary of Cheung Kong Investment Company Limited, which in turn is a wholly-owned subsidiary of Cheung Kong (Holdings) Limited.

Easterhouse Limited and Romefield Limited together hold more than one-third of the issued share capital of TOM Group Limited, and therefore Cheung Kong (Holdings) Limited is entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of TOM Group Limited. By virtue of the SFO, Cheung Kong (Holdings) Limited is deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(2)	Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”) as trustee of The Li Ka-Shing Unity Discretionary Trust (“DT1”) and Li Ka-Shing Unity Trustcorp Limited (“TDT2”) as trustee of another discretionary trust (“DT2”). Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

By virtue of the SFO, Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, Li Ka-Shing Unity Trustee Corporation Limited, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Cheung Kong (Holdings) Limited are all deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

Save as disclosed above, as at March 31, 2005, the Directors are not aware of any other person or corporation having an interest or short position in the shares and underlying shares of the Company representing 5% or more of the issued share capital of the Company.

COMPETING INTERESTS

(a)	Directors

Mr. Frank Sixt and Mrs. Susan Chow, the Chairman of the Company and the alternate Director to Mr. Frank Sixt respectively, are executive directors of HWL, Cheung Kong Infrastructure Holdings Limited (“CKI”) and Hutchison Global Communications Holdings Limited (“HGCH”) and directors of certain of their respective Associates (collectively referred to as “HWL Group”, “CKI Group” and “HGCH Group” respectively). They are also non-executive directors of Hutchison Telecommunications International Limited and directors of certain of its Associates (collectively referred to as “HTIL Group”). In addition, Mr. Frank Sixt is a non-executive director of CKH and director of certain of its Associates (collectively referred to as “CKH Group”). HWL Group is engaged in e-commerce and general information portals. Both the CKH Group and the CKI Group are engaged in information technology, e-commerce and new technology. HGCH Group has four core businesses: fixed network services, data centre operations, powerline broadband service and IT solutions. HTIL Group is engaged in providing mobile and fixed-line telecommunications services, including broadband data services, multimedia services and mobile and fixed-line Internet services and Intranet services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Mr. Sing Wang, a non-executive Director, holds 4.55% of the equity interest in (“Yabuy Online”) whose main business consists of the operation of yabuy.com, an online auction website in the PRC. The Directors believe that there is a risk that the business of Yabuy Online may compete with those of the Group.

Mr. Gordon Kwong, an independent non-executive Director, owns approximately 2.2% interest in ChinaHR.com Corp, which is a company in the PRC that engages in online job search. He is also an independent non-executive director of Quam Limited, which is an internet company that mainly deals with financial services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

(b)	Management shareholders

TOM Group, an initial management shareholder of the Company, and its subsidiaries are engaged in diversified businesses, which include, inter alia, the provision of certain online services ancillary to their business divisions.

Cranwood, an initial management shareholder of the Company, has a wholly-owned subsidiary, Beijing ChinaCare e-Med Limited (“ChinaCare”) whose main business consists of healthcare related information technology, information and consulting services. Cranwood has undertaken, inter alia, to Bright Horizon Enterprises Limited (a wholly-owned subsidiary of the Company) that the companies controlled by Cranwood will not, in the PRC, provide IVR-related content to competitors of the Company and its subsidiaries. ChinaCare had entered into a content provision agreement with LTWJi. The Directors are of the view that the provisions of IVR-related content by ChinaCare to LTWJi under the agreement is complementary to, and not in competition with, the business of provision of IVR services by LTWJi. The provision of IVR-related content by ChinaCare will only be in competition with LTWJi’s business, if ChinaCare provides such content to other IVR services providers in the PRC.

Cranwood wholly owns the entire equity interest in Mindworks Limited whose main business consists of publishing and provision of mobile content products. With respect to its business of the provision of mobile content products, although Mindworks Limited has contracted to develop and provide use of website and contents thereof for mobile telephone operation in Hong Kong, it has not entered into any contractual arrangement with the Company or its subsidiaries in connection with such business.

Save as disclosed above, none of the Directors or the management shareholders of the Company (as defined under the GEM Listing Rules) or their respective Associates have any interests in a business, which competes or may compete with the business of the Group

AUDIT COMMITTEE

The Company has established an audit committee in February 2004, in accordance with the GEM Listing Rules, which reviews the internal accounting procedures and considers and reports to the board of directors of the Company with respect to other auditing and accounting matters, including selection of independent auditors, the scope of annual audits, fees to be paid to the independent auditors and the performance of the independent auditors. The audit committee comprises three independent non-executive Directors, namely Mr. Gordon Kwong, Mr. Ma Wei Hua and Dr. Lo Ka Shui.

SPONSORS’ INTERESTS

As updated and notified by the Company’s joint sponsors, Citigroup and Morgan Stanley, their interests in the share capital of the Company as at March 31, 2005 are summarised below:

Citigroup’s employees (excluding directors)	-	none

Citigroup’s directors	-	none

Citigroup and its associates	-	13,767,280 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Morgan Stanley’s employees (excluding directors)	-	416,500 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Morgan Stanley’s directors	-	none

Morgan Stanley and its associates	-	2,096,960 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Pursuant to the sponsorship agreement dated March 1, 2004 entered into between the Company, Citigroup and Morgan Stanley, Citigroup and Morgan Stanley have been appointed as the joint sponsors of the Company as required under the GEM Listing Rules at a fee from March 11, 2004 to December 31, 2006.

As at March 31, 2005, other than disclosed above, neither Citigroup and Morgan Stanley nor their respective directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules) had any interest in the securities of the Company, including options or rights to subscribe for such securities, other than the shares held by Citigroup and/or Morgan Stanley’s respective brokerage and asset management operations on behalf of customers.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the three months ended March 31, 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.